SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 16, 2007, announcing a new strategic initiative and product portfolio from SIMULIA to deliver solutions for Simulation Lifecycle Management (SLM).

Dassault Systèmes Announces SIMULIA Solutions for Simulation Lifecycle Management

New Product Portfolio Manages

Simulation Data, Processes, and Resulting Intellectual Property

Paris, France, and Providence, R.I., USA, May 16, 2007 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced a strategic initiative from SIMULIA to deliver solutions for Simulation Lifecycle Management (SLM).

The new product portfolio is the result of bringing together the proven benefits of managing simulation data, applications, and processes with a world-class simulation environment. SIMULIA SLM solutions will enable companies to integrate simulation earlier and more effectively into their product and process development activities and, in so doing, fully leverage their simulation expertise as a valuable corporate asset.

“Accurate and consistent simulation has to be at the heart of any design and manufacturing development process,” stated Frank Popielas, manager advanced engineering, Dana Sealing Products Division. “In order for simulation to provide more than a partial picture, we need system simulation capabilities as well as the ability to carry over simulation results from one stage to the next. A good example of this is the influence that manufacturing processes have on the functional behavior of the final product. SIMULIA’s SLM initiative is the right thing to do to get there in a reliable and consistent fashion.”

“Our SLM solutions are a testimony to the combination of simulation and PLM expertise that only Dassault Systèmes can offer,” said Mark Goldstein, CEO, SIMULIA. ”We are leveraging the wealth of technology and talent in our SIMULIA and ENOVIA development organizations to deliver the world’s only robust simulation lifecycle solution.”

“Customer feedback and reaction to early product demonstrations indicate that we have a truly unique offering,” stated Colin Mercer, vice president product development, SIMULIA. “We have high confidence that the SLM product portfolio will fulfill our customers’ growing need to manage their simulation-generated IP at exactly the right time.”

In addition to a standard Web interface, the new SIMULIA SLM products will utilize the recently announced 3DLive technology from Dassault Systèmes for 3DSearch, 3DNavigation, and 3DCollaboration, so that users can query, manage, and collaborate on any simulation information regardless of location, source, or format. Built on Dassault Systèmes’ V5 SOA architecture, SLM will bring PLM SOA based lifecycle management capabilities to simulation workgroups and virtual testing applications found in a wide variety of engineering and scientific domains as well as to new types of users and communities.

“Companies are spending millions on simulation but are often failing to capture, manage and reuse the resulting intellectual property,” said Ken Short, vice president of strategy and marketing at SIMULIA. “The goal of SIMULIA is to deliver the first SLM solution to the market that is economically deployable, functionally capable for the specific needs of all users and scalable from workgroups to the enterprise.”

The complete SLM solution will address the collective needs of the most demanding analysis expert as well as those of product designers who require validated simulation methods to drive rapid design decisions. In addition to SLM support for Abaqus Unified FEA and CATIA V5 Analysis applications, SIMULIA is also extending its industry-leading partnership program to allow CAA V5 partners, other third-party application vendors and customers to link to the SLM platform using a new connector toolkit and open simulation interchange model.

The first SIMULIA products for SLM will be available later this year. For more information and to download the SLM White Paper from SIMULIA, visit:

http://www.simulia.com/products/slm.html.

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About SIMULIA

SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, RI, USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. For more information, visit http://www.simulia.com

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Virginie Blindenberg (EMEA) +33 1 65 84 54 15 virginie_blindenberg@ds-fr.com	Arnaud Malherbe (EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIMULIA Press Contact:

Tim Webb Tel: +1(401)276-8105 tim.webb@simulia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 16, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration